Exhibit 107

Calculation of Filing Fee Tables

Schedule 14A

Flame Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee

Fees to Be Paid(1)	—	—	—

Fees Previously Paid	$30,000,000.00(2)	0.00011020	$3,306.00(3)

Total Transaction Valuation	$30,000,000.00	—	—

Total Fees Due for Filing	—	—	—

Total Fees Previously Paid	—	—	$3,306.00

Total Fee Offsets	—	—	—

Net Fee Due	—	—	$3,306.00

(1)

The aggregate number of securities of Flame Acquisition Corp. (the “Company”) to which this transaction applies is 3,000,000 shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

(2)

The proposed maximum aggregate value of the transaction estimated solely for the purposes of calculating the filing fee was calculated based on the product of (i) 3,000,000 shares of Class A Common Stock and (ii) $10.00, the contemplated per share price in the Merger Agreement dated November 2, 2022 by and among the Company, Sable Offshore Holdings LLC and Sable Offshore Corp.

(3)

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the proposed maximum aggregate value of the transaction in note (2) above by 0.00011020.

Table 2: Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source

Fee Offset Claims	—	—	—	—	—	—	—

Fee Offset Sources	—	—	—	—	—	—	—